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SECUI [barcode])MMISSION

03013033

AN..UAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 3 2003 WASH. D.C. PROCESSING SECTION

SEC FILE NUMBER
8- 23314

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___JANUARY 1, 2002___ AND ENDING ___DECEMBER 31, 2002___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

      QUANTITATIVE ANALYSIS SERVICE, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

      95 CHRISTOPHER COLUMBUS DRIVE, FLOOR 12-A
                        (No. and Street)

OFFICIAL USE ONLY
FIRM ID. NO.

      JERSEY CITY   NJ   07302-2927
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

      MALVIN B. ROESCH   (201) 432-7900
                                      (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

      SANFORD BECKER & CO., PC
           (Name — if individual, state last, first, middle name)

      1430 BROADWAY - 6TH FLOOR   NEW YORK, NY   10018
  (Address)   (City)   (State)   Zip Code)

CHECK ONE:
    X Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 7 2003
~~THOMSON FINANCIAL~~

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____MALVIN B. ROESCH_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____QUANTITATIVE ANALYSIS SERVICE, INC._____, as of _____DECEMBER 31__, 2002__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- X   (a) Facing page.
- X   (b) Statement of Financial Condition.
- X   (c) Statement of Income (Loss).
- X   (d) Statement of Changes in Financial Condition.
- X   (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ‒   (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X   (g) Computation of Net Capital
- ‒   (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ‒   (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ‒   (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ‒   (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X   (l) An Oath or Affirmation.
- ‒   (m) A copy of the SIPC Supplemental Report.
- ‒   (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X   (o) Reconciliation between audited and unaudited computation of Net Capital under Part IIA Filing.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

QUANTITATIVE ANALYSIS SERVICE, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
ON PART IIA OF FORM X-17A-5

YEAR ENDED DECEMBER 31, 2002

QUANTITATIVE ANALYSIS SERVICE, INC.

December 31, 2002

CONTENTS

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921 - 9000
FACSIMILE - (212) 354 - 1822

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACOUNTANTS

Board of Directors
Quantitative Analysis Service, Inc.

We have audited the accompanying statement of financial condition of Quantitative Analysis Service, Inc. as of December 31, 2002 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quantitative Analysis Service, Inc. as of December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules listed on the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exhange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
February 18, 2003

FORM

X-17A-5

10/85

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [___16__]   2) Rule 17a-5(b) [___17__]   3) Rule 17a-11 [___18__]

4) Special request by designated examining authority [___19__]   5) Other [___26__]

NAME OF BROKER-DEALER	SEC FILE NO
	8-23314 [14]
QUANTITATIVE ANALYSIS SERAICE, INC. [13]	FOR FIRM ID NO [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)	FOR PERIOD BEGINNING (MM/DD/YY)
95 CHRISTOPHER COLUMBUS DRIVE [20]	01 /01 / 02 [24]
(No and Street)	AND ENDING (MM/DD/YY)
JERSEY CITY [21] NEW JERSEY [22] 07302. [23]	12 /31 / 02 [25]
(City) (State) (Zip)	

IAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT   (Area Code) - Telephone No.

MALVIN B. ROESCH [30]   (201) 432-7900 [31]

IAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT   OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ?   YES [___40__]   NO [X | 41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [X | 42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true,correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the _____ day of _____ 19_____
Manual Signatures of

1)_____
  Principal Executive Officer or Managing Partner

2)_____
  Principal Financial Officer or Partner

3)_____
  Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

QUANTITATIVE ANALYSIS SERVICE, INC. N 3 | | | | | | | | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

As of (MM/DD/YY) 12/31 / 02   99
SEC FILE NO. 8-23314   98

ASSETS

Consolidated   198
Unconsolidated X 199

	Allowable	Non-Allowable	Total
1. Cash	411,892 [200]		411,892 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	54,655 [300]	59,227 [550]	113,882 [810]
3. Receivable from non-customers	[355]	174,043 [600]	174,043 [830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	88,382 [418]		
B. Debt Securities	[419]		
C. Options	[420]		
D. Other securities	10,000 [424]		
E. Spot commodities	[430]		98,382 [850]
5. Securities and/or other investments not readily marketable:			
A. At cost .... [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements an partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities [150]			
B. Other securities [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities [170]			
B. Other securities [180]			
8. Membership in exchanges:			
A. Owned, at market [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	48,936 [680]	48,936 [920]
11. Other assets	[535]	6,449 [735]	6,449 [930]
TOTAL ASSETS	564,929 [540]	288,655 [740]	853,584 [940]

OMIT PENNIES

SEE NOTES TO FINANCIAL STATEMENTS

BROKER OR DEALER

QUANTITATIVE ANALYSIS SERVICE, INC.   as of   12 / 31 /02

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

LIABILITIES	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		[1045]		[1255]		[1470]
14. Payable to brokers or dealers						
A. Clearance account		[1114]		[1315]		[1560]
B. Other		[1115]		[1305]		[1540]
15. Payable to non-customers		[1155]		[1355]		[1610]
16. Securities sold not yet purchased at market value				[1360]		[1620]
17. Accounts payable, accrued liabilities expenses and other	75,570	[1205]		[1385]	75,570	[1685]
18. Notes and mortgages payable:						
A. Unsecured	358,080	[1210]			358,080	[1690]
B. Secured		[1211]		[1390]		[1700]
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				[1400]		[1710]
1. from outsiders [970]						
2. Includes equity subordination (15c3-1(d)) of [980]						
B. Securities borrowings, at market value: from outsiders [990]				[1410]		[1720]
C. Pursuant to secured demand note collateral agreements				[1420]		[1730]
1. from outsiders [1000]						
2. Includes equity subordination (15c3-1(d)) of [1010]						
D. Exchange memberships contributed for use of company, at market value				[1430]		[1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]		[1440]		[1750]
20. TOTAL LIABILITIES	433,650	[1230]		[1450]	433,650	[1760]

Ownership Equity

21. Sole proprietorship		[1770]
22. Partnership (limited partners [1020])		[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common Stock	168,403	[1792]
C. Additional paid-in capital	6,358	[1793]
D. Retained earnings	394,109	[1794]
E. Total	568,870	[1795]
F. Less capital stock in treasury	(148,936)	[1796]
24. TOTAL OWNERSHIP EQUITY	419,934	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	853,584	[1810]

OMIT PENNIES

SEE NOTES TO FINANCIAL STATEMENTS

QUANTITATIVE ANALYSIS SERVICE, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2002

REVENUE

Commissions	814,788
Fees	3,536,874
Dividends & Interest	4,168
Profit - (loss) Investment Securities	9,999
	$ 4,365,829

EXPENSES

Employee Compensation & Related Costs	2,545,462
Communication Expense	296,046
Occupancy and Equipemnt Expenses	496,551
Professional and Consultant Fees	272,822
Other Operating Expenses	541,429
	$ 4,152,310

NET INCOME (Note 2)	$ 213,519

QUANTITATIVE ANALYSIS SERVICE, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

	COMMON STOCK	TREASURY STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE at January 1, 2002	168,403	-	55,000	2,330,528	2,553,931
Add:					
Net Earnings				213,519	213,519
Deduct:					
Redemption of 10,147.33 Shs of common stock		(148,936)	(48,642)	(2,149,938)	(2,347,516)
BALANCE at December 31, 2002	168,403	(148,936)	6,358	394,109	419,934

SEE NOTES TO FINANCIAL STATEMENTS

QUANTITATIVE ANALYSIS SERVICE, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Cash Flows from Operating activities:
Net Income $ 213,519

Adjustments to Reconcile Net Income to Net Cash Provided by
Operating Activities:
Depreciation and Amortization   37,018
Decrease in Accounts Receivable   2,027,821
Increase in Accounts Payable and Accrued
  Expenses Payable: 7,087
Decrease in Other Assets   23,861

  Total Adjustments   2,095,787

Net Cash Provided By Operating Activities   2,309,306

Cash Flows from Investing Activities:
  Capital Expenditures   (31,203)
  Decrease in Securities Owned   171,467

Net Cash Used in Investing Activities   140,264

Cash Flows FromFinancing Activities:
  Redemption of Common Stock $ (2,347,516)

Net Cash Used in Cash and Cash Equivalents   (2,347,516)

Net Increase in Cash and Cash Eqivalents   102,054

Cash and Cash Equivalents at Beginning of Year   309,838

Cash and Cash Equivalents at End of Year $ 411,892

SEE NOTES TO FINANCIAL STATEMENTS

1) Summary of significant accounting policies:

Accounting for commission income is on a settlement date basis.

Securities owned are valued at market.

2) The corporation and shareholders have elected effective January 1, 1985 to be treated as a Subchapter S Corporation under applicable Federal and New Jersey State Law. Accordingly no provision has been made for Federal Corporation Income Tax.

3) Net Capital Requirements:

The corporation is subject to the uniform net capital rule (Rule 15C3-1) of the Securities and Exchange act of 1934, which requires the corporation to maintain a ratio of aggregate indebtedness to net capital as defined, not to exceed 15 to 1. At December 31, 2002 Quantitative Analysis Service, Inc. net capital was $128,013 whereas the required net capital was $50,000. The ratio of aggregate indebtedness to net capital was 295% compared to a maximum amount allowance of 1500%.

The corporation solicits and services customer accounts, which are introduced on a fully disclosed basis to Schroder & Co., Bear Stearns Securities Corp., and UBS Paine Webber. The corporation's principal sources of revenue are commissions earned on customer accounts and management fees. The corporation does not hold customer's cash and/or securities and is exempt from the provision of SEC Rule 15C3-3 under subparagraph K (2)(b).

4) The corporation is exempt under Rule 15C3-3 since all customer transactions are cleared through another broker dealer on a fully disclosed basis. We have ascertained that the conditions of this exemption were being complied with as of December 31, 2002 and that no facts came to our attention to indicate that the exemption had not been complied with during this period.

5) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from these estimates. We do not consider any differences in these financial statements to be material.

6) The corporation maintains cash in bank accounts which, at times may exceed federally insured limits.

7) Quantitative Analysis Service, Inc. is obligated under the terms of a lease for its office space, storage and parking, dated January 7, 2002, expiring January 31, 2007. The yearly base rent is $209,103.12.

BROKER OR DEALER	QUANTITATIVE ANALYSIS SERVICE, INC.	as of 12/31/02

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition......	$	419,934	3480
2. Deduct ownership equity not allowable for Net Capital...... ¦19 (		)	3490
3. Total ownership equity qualified for Net Capital......		419,934	3500
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital......			3520
B. Other (deductions) or allowable credits (List)......			3525
5. Total capital and allowable subordinated liabilities......	$	419,934	3530
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ 288,653	3540		
B. Secured demand note deficiency......	3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges......	3600		
D. Other deductions and/or charges......	3610	(288,653)	3620
7. Other additions and/or allowable credits (List)......			3630
8. Net capital before haircuts on securities positions ...... ₂₀ $		131,281	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):			
A. Contractual securities commitments...... $	3660		
B. Subordinated securities borrowings......	3670		
C. Trading and investment securities:			
1. Exempted securities...... 18 1,768	3735		
2. Debt securities......	3733		
3. Options......	3730		
4. Other securities...... 1,500	3734		
D. Undue Concentration......	3650		
E. Other (List)......	3736	(3,268)	3740
10. Net Capital......	$	128,013	3750

OMIT PENNIE

BROKER OR DEALER		
QUANTITATIVE ANALYSIS SERVICE, INC.	as of	12 / 31 / 02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19) .... 28,924 [3756]

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement
of subsidiaries computed in accordance with Note (A) .... 50,000 [3758]

13. Net capital requirement (greater of line 11 or 12) .... 50,000 [3760]

14. Excess net capital (line 10 less 13).. 78,013 [3770]

15. Excess net capital at 1000% (line 10 less 10% of line 19) .... [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition .... 433,650 [3790]

17. Add:

  A. Drafts for immediate credit .... [3800]

  B. Market value of securities borrowed for which no
equivalent value is paid or credited .... [3810]

  C. Other unrecorded amounts (List) .... [3820]   [3830]

19. Total aggregate indebtedness .... 433,650 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / by line 10) .... % 295% [3850]

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1 (d) .... % [3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant
to Rule 15c3-3 prepared as of the date of net capital computation including both
brokers or dealers and consolidated subsidiaries' debits .... NOT APPLICABLE [3870]

23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital
requirement of subsidiaries computed in accordance with Note (A) .... [3880]

24. Net capital requirement (greater of line 22 or 23) .... [3760]

25. Excess net capital (line 10 less 24) .... [3910]

26. Net capital in excess of the greater of:

  A. 5% of combine aggregate debit items or $120,000 .... [3920]

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement
of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes
covered by subordination agreements not in satisfactory form and the market values of memberships in
exchanges contributed for use of company (contra to item 1740) and partners' securities which were
included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5 respondent should provide a list of material
non-allowable assets.

SEE NOTES TO FINANCIAL STATEMENTS

BROKER OR DEALER			
QUANTITATIVE ANALYSIS SERVICE, INC.	as of	12/31/02	

Exemptive Provisions Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon
which such exemption is based (check one only)

A. (k) (1)-$2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k) (2)(A)-"Special Account for the Exclusive Benefit of
customers" maintained .... [4560]

C. (k) (2)(B)-All customer transactions cleared through another
broker-dealer on a fully disclosed basis. Name of clearing   BEAR STEARNS SECURITIES CORP.
firm   UBS PAINE WEBBER, INC., BNY CLEARING SERVICES LLC,   [4335]   X   [4570]

D. (k) (3)-Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type Of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
[4600]		[4601] [4602]	[4603]	[4604]	[4605]
[4610]		[4611] [4612]	[4613]	[4614]	[4615]
[4620]		[4621] [4622]	[4623]	[4624]	[4625]
[4630]		[4631] [4632]	[4633]	[4634]	[4635]
[4640]		[4641] [4642]	[4643]	[4644]	[4645]
[4650]		[4651] [4652]	[4653]	[4654]	[4655]
[4660]		[4661] [4662]	[4663]	[4664]	[4665]
[4670]		[4671] [4672]	[4673]	[4674]	[4677]
[4680]		[4681] [4682]	[4683]	[4684]	[4685]
[4690]		[4691] [4692]	[4693]	[4694]	[4695]

TOTAL [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION
1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals
4.   15c3-1(c)(2)(iv) Liabilities   SEE NOTES TO FINANCIAL STATEMENTS

QUANTITATIVE ANALYSIS SERVICE, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 TO CORPORATION'S CORRESPONDING UNAUDITED FORM X-17A-5
PART IIA
FILING DECEMBER 31, 2002

Net Capital per computation pursuant to Audited Form X-17A-5 Part IIA Filing	$	128,013
Adjustments:		
Audit adjustments - Accrued Income, salaries and expenses depreciation, etc., including year end adjustments		16,294
Net Capital per Corporation's unaudited Form X-17a-5 Part IIA filing	$	144,307

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921 - 9000
FACSIMILE - (212) 354 - 1822

REPORT ON INTERNAL CONTROL

Board of Directors
Quantitative Analysis Service, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Quantitative Analysis Service Inc. for the year ended December 31, 2002 we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the finanacial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Quantitative Analysis Service, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and or determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisions.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Seciton 8 of Federal Reserve Regulaton T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility and safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity

with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in an internal control structure or the practies and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection on any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy of such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

New York, New York
February 18, 2003